Exhibit 99.1

The following is a letter sent to certain constituents on May 23, 2016.	Liam Condon Member of the Board of Management of Bayer AG and President Crop Science

Dear [Sir or Madam],

I am writing to you today to provide some background regarding Bayer’s announcement that it has made an offer to acquire Monsanto.

Our mission at Bayer is developing solutions to provide a better life for people across the world. We believe the acquisition of Monsanto would be an opportunity to expand upon that mission by enhancing our position as a Life Science company with leadership positions in core segments. The agricultural industry continues to develop innovative and improved ways to serve and support farmers who face new and unique challenges to produce food on a sustainable basis for a rapidly increasing global population. The facts are indisputable — by 2050 the world’s population will grow to around 10 billion people and we will need to produce 60 percent more food than we are currently producing to feed them. At the same time, the arable land per capita will decline by 17% as a result of land development and climate change. This tremendous strain on food supply requires new thinking and the need to fully leverage the power of innovation on a worldwide scale.

Acquiring Monsanto would give us the compelling opportunity to create a leading agriculture business to better serve farmers and consumers. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops. The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s longstanding presence in the Americas and its position in Europe and Asia/Pacific.

May 23, 2016

Bayer CropScience AG

Alfred-Nobel-Str. 50

40789 Monheim am Rhein

Germany

Phone +49 2173 38 3385

Fax +49 2173 38 3444

liam.condon@bayer.com

www.cropscience.bayer.com

Board of Management:

Liam Condon,

Chairman

Bernd Naaf

Michael A. Schulz

Chairman of the

Supervisory Board:

Johannes Dietsch

Registered Office:

Monheim am Rhein

Local Court of Düsseldorf

HRB 46985

The acquisition would take our combined Research and Development capability to a new level, creating a true Innovation Powerhouse that can better deliver solutions to the next generation of farmers by supporting their ability to sustainably feed a growing global population. The combined spend in Research and Development in our Crop Science division would amount to 2.5 billion Euros [2015 pro-forma].

Bayer will continue to be positioned as a leading Life Science company providing solutions for farmers, doctors and consumers. Our current business portfolio ranges from Pharmaceuticals to Consumer Health to Animal Health and Crop Science.

Today, we’ve made the very first step by announcing an offer to acquire Monsanto, a process that may well take some time. We have set up a website - www.advancingtogether.com - to share further updates and information. For the immediate future, our organization and thus all of your contact people will remain unchanged.

We look forward to providing you with relevant updates as the process moves forward. If you have immediate questions, please do not hesitate to contact me.

Best regards,

Liam Condon

Member of the Board of Management of Bayer AG and President Crop Science

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER

MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.